UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On June 2, 2025, BioNTech SE (Nasdaq: BNTX, “BioNTech”, “we” or “us”) entered into a Global Co-Development and Co-Commercialization Agreement (the “Original Agreement”) with Bristol-Myers Squibb Company (“BMS”) to jointly develop, manufacture and commercialize our investigational bispecific antibody BNT327 across numerous solid tumor types.
We assigned our rights and obligations under the Original Agreement to BioNTech US Inc., pursuant to an Assignment and Assumption Agreement dated June 2, 2025 which was amended on August 15, 2025. In connection with the assignment, the parties also entered into a Parent Guarantee in favor of BMS dated June 2, 2025. The Original Agreement was amended and restated on August 15, 2025 to further define the performance-related rights and obligations of the collaboration (as so amended and restated, the “BMS Agreement”).
As previously disclosed, under the BMS Agreement, BMS will pay us $1.5 billion in an upfront payment and $2 billion total in non-contingent anniversary payments through 2028. In addition, we will be eligible to receive up to $7.6 billion in additional development, regulatory and commercial milestones. The parties will equally share global profits and losses.
The parties have agreed to use commercially reasonable efforts to jointly develop BNT327, as a monotherapy or in combination with other products, pursuant to a joint development plan (the “JDP”). Development costs will generally be shared equally; provided, if a particular joint clinical trial involves BNT327 in combination with a proprietary or in-licensed asset of either party, cost sharing will be on an adjusted basis, subject to certain exceptions.
Each party may propose new clinical trials for additional indications or combinations to the JDP. If the other party declines co-funding of a proposed new trial in the JDP, the proposing party may proceed independently at its own cost, under the oversight of the joint development committee, subject to certain reimbursement rights against the other party.
The parties have also agreed to use commercially reasonable efforts to jointly commercialize BNT327 pursuant to a jointly developed global commercialization strategy and certain co-commercialization and market access plans. The parties will equally share any profits and losses from the commercialization of BNT327. A joint commercialization committee will coordinate and allocate commercial responsibilities, including the “lead” role with respect to specific activities, in an equitable manner to maximize the success of BNT327 and to maximize the efficiencies of the collaboration and avoid duplication of efforts as much as possible. Each party has the right to equally contribute (on a market-by-market basis) to all strategic commercial planning and execution, subject to certain exceptions.
We will be solely responsible and will use commercially reasonable efforts for the global clinical supply of BNT327 initially before the completion of a manufacturing technology transfer from us to BMS (the “Manufacturing Transfer”). Following the completion of the Manufacturing Transfer, we will continue to be responsible and will use commercially reasonable efforts for the global clinical supply of BNT327, but the parties may agree for BMS to manufacture certain quantities of the clinical supply. Following the completion of the Manufacturing Transfer and BMS being otherwise ready to manufacture and supply at scale, BMS will be responsible for the commercial supply of BNT327, provided that we retain the right to contribute a certain percentage of global commercial supply.
Each party has also granted to the other party certain co-exclusive licenses under its intellectual property (“IP”), including patents and know-how (including to each party’s share of any future jointly owned IP under the BMS Agreement), to perform development and medical affairs activities with respect to, seek and obtain regulatory approvals of, and manufacture, commercialize and otherwise exploit BNT327.
The parties have also agreed to a mutual right of first negotiation, effective from the date of the BMS Agreement through the fifth anniversary thereof, with respect to certain events related to next generation antibodies, where either party (a) receives a transaction proposal from a third party, (b) intends to enter into such a transaction with a third party, or (c) determines to initiate a registrational trial for such next generation antibody.
The term of the BMS Agreement commenced on June 2, 2025 and will remain in effect until and unless the parties mutually agree to permanently terminate and cease all exploitation of BNT327, or the BMS Agreement is otherwise earlier terminated by the parties in accordance with its terms. BMS has the right to terminate for convenience by giving a specified period of prior notice. BMS may also terminate if BMS determines in good faith that there is unacceptable risk for harm in humans relating to BNT327 that is not resolved (a “Safety Issue”). Each party may also terminate for uncured material breach or insolvency of the other party. In the event that the termination is by BMS for convenience or by us for uncured material breach, the parties will continue to co-fund certain ongoing clinical trials until the earlier of the completion or wind-down of such clinical trials or the conclusion of a specified period from the date of notice of termination. Upon termination, all licenses granted under the BMS Agreement will terminate, except that BMS will grant us a reversion license (the “Reversion License”) (other than where termination is by BMS for a Safety Issue) to BMS’s interest in specified reversion IP to allow us to continue developing and commercializing licensed products in the form such licensed products existed as of the date of termination, subject to the parties agreeing on the financial payments for such Reversion License. The grant of the Reversion License is contingent on (i) the parties’ agreement upon commercially reasonable financial payments and (ii) the parties entering into a reasonable license agreement for the Reversion License. In the event that the parties cannot agree on commercially reasonable financial payments during a specified period, the parties will refer such matter for resolution by baseball arbitration. During the period between termination and entry into the Reversion License (or a specified period following the termination date, if earlier), BMS may not bring any claim against us for infringement of any reversion IP in the conduct of any development activities ongoing as of the termination date.
The foregoing description of the BMS Agreement is qualified in its entirety by reference to the full text of the BMS Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: September 8, 2025

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1†
Amended and Restated Global Co-Development and Co-Commercialization Agreement, by and between BioNTech US, Inc. and Bristol-Myers Squibb Company, and, solely for the purposes of Section 10.1 through Section 10.4, the Registrant, dated as of August 15, 2025

†    Certain information has been excluded from the exhibit because it is both (i) not material and (ii) the type of information that the Registrant treats as private or confidential.